Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: Cobalt Corporation
Commission File No.: 1-14177

     Certain statements contained in this filing contain forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health care costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in WellPoint's various SEC reports, including, but not limited to, WellPoint's Annual Report on Form 10-K for the year ended December 31, 2002.

This filing may be deemed to be solicitation material with respect to the proposed transaction between Cobalt Corporation and WellPoint. In connection with the proposed transaction, WellPoint has filed with the SEC a registration statement on Form S-4 that contains a preliminary proxy statement-prospectus regarding the proposed transaction. The information contained in the preliminary proxy statement-prospectus is not complete and may be changed. When it becomes available, the final proxy statement-prospectus will be sent to the stockholders of Cobalt seeking their approval of the proposed transaction. Stockholders of Cobalt are encouraged to read the final proxy statement-prospectus because it will contain important information about the proposed transaction. The final proxy statement-prospectus and all other documents filed or to be filed by Cobalt or WellPoint with the SEC are or will be available for free both on the SEC's web site (www.sec.gov) and from Cobalt's and WellPoint's respective corporate secretaries. Cobalt and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of Cobalt's directors and executive officers will be included in the final proxy statement-prospectus.

            WellPoint Reports 2003 Second Quarter Earnings
                      of $1.49 Per Diluted Share


    THOUSAND OAKS, Calif.--(BUSINESS WIRE)--July 22, 2003--WellPoint Health Networks Inc. (NYSE:WLP), the nation's second largest health insurer, today announced that net income for the quarter ended June 30, 2003 was $224.5 million, or $1.49 per diluted share. Net income for the second quarter of 2002 was $166.7 million, or $1.09 per diluted share, before an extraordinary gain. Including the extraordinary gain, which was discussed in the Company's second quarter 2002 earnings press release, net income for the second quarter of 2002 was $170.7 million, or $1.12 per diluted share.
    Medical membership was 13.4 million at June 30, 2003, compared with 13.0 million at the end of the second quarter of 2002. The year-over-year increase in membership resulted from strong sales in WellPoint's key geographies, primarily California, Georgia and Missouri. During the second quarter, the Company's medical membership declined by 73,000 members, primarily because of membership reductions in existing accounts related to the soft economy, higher lapse rates in small and large group employer business in California due to price increases, the withdrawal from the Medi-Cal program in Orange County, California, and the attrition of two large non-risk accounts in the Company's HealthLink business.
    Specialty membership was 49.4 million at June 30, 2003, compared with 45.3 million at June 30, 2002. The increase in specialty membership was due primarily to growth in the pharmacy benefit management, behavioral health, dental and life insurance businesses.
    "Our ability to offer a broad array of innovative products that are priced right is key to our outstanding performance," said Leonard
D. Schaeffer, WellPoint's chairman and chief executive officer. "We also are effectively using technology to enhance customer service and reduce administrative expenses."

    Highlights from the second quarter of 2003 include:

    -- Revenues exceeded $4.9 billion, up 15 percent from the second quarter of 2002

    -- The medical care ratio of 81.0 percent was lower than the first quarter of 2003 (81.7 percent) and the second quarter of 2002 (81.5 percent)

    -- The selling, general and administrative expense ratio of 16.0 percent was lower than the first quarter of 2003 (16.4 percent) and the second quarter of 2002 (16.7 percent)

    -- WellPoint signed a definitive merger agreement on June 3, 2003 with Cobalt Corporation, the publicly traded holding company of Blue Cross & Blue Shield United of Wisconsin

    -- WellPoint completed its acquisition of Golden West Dental & Vision, adding more than 275,000 dental and vision members, on June 30, 2003

    "WellPoint's continued focus on its business process resulted in another strong quarter," said David C. Colby, WellPoint's chief financial officer. "Our disciplined focus on pricing resulted in strong revenue growth and higher operating margins. Due to this strong performance, the Company's debt-to-total capitalization ratio was reduced from 22.5 percent at March 31, 2003 to 20.9 percent at June 30, 2003."
    Operating cash flow for the second quarter of 2003 was $108 million. Operating cash flow for the quarter was affected by income tax payments of $306 million resulting from increased taxable income and the timing of quarterly estimated tax payments. In addition, cash flow was affected by the delayed timing of payments from the Medi-Cal program ($38 million) which were received in early July 2003.
    "This quarter we are providing more information for shareholders to understand our estimate of medical claims payable," Colby continued. "Days in medical claims payable increased by 0.1 days during the second quarter. In addition, a six-month rollforward of medical claims payable shows a consistent reserving methodology from the prior year."
    "As a result of our second quarter performance, we are increasing our earnings per diluted share guidance for 2003 to the $5.60 to $5.65 range from the previous guidance of $5.50," said Colby.
    A conference call to discuss WellPoint's earnings for the quarter ended June 30, 2003 is scheduled to begin at approximately 11:00 a.m. Eastern time on Wednesday, July 23, 2003. The conference call can be accessed by dialing (888) 285-8004 and referencing "WellPoint's Earnings Call" approximately 10 minutes prior to the start of the call. (International callers should call (706) 643-1656.) Investors, analysts and the general public are invited to listen to the conference call free over the Internet by visiting the Company's website at www.wellpoint.com and clicking first on "Investor Info" and then on "Upcoming Events." A replay of the earnings call will be available from July 23 through July 30, 2003, 8:00 p.m. EST and can be accessed by dialing (800) 642-1687 and entering call i.d. 1309658. (International callers should call (706) 645-9291 and enter call i.d. 1309658.) Certain financial and other information to be discussed on the conference call, including information required to be presented with respect to non-GAAP financial measures as defined in the SEC rules, will be available at least 10 minutes prior to the start of the call on the Company's website by clicking first on "Investor Info" and then on "Supplementary Financial Info."
    WellPoint Health Networks Inc. serves the health care needs of more than 13 million medical members and over 49 million specialty members nationwide through Blue Cross of California, Blue Cross Blue Shield of Georgia, Blue Cross Blue Shield of Missouri, HealthLink and UNICARE. WellPoint offers a broad spectrum of quality network-based health products, including open access PPO, POS and hybrid products, HMO and specialty products. Specialty products include pharmacy benefit management, dental, medical management, vision, behavioral health, life and disability insurance, long term care insurance, flexible spending accounts, COBRA administration and Medicare supplements. Additional information regarding WellPoint may be found on the web at www.wellpoint.com. Blue Cross of California, Blue Cross Blue Shield of Georgia and Blue Cross Blue Shield of Missouri are independent licensees of the Blue Cross and Blue Shield Association.

    Cautionary Statement: Certain statements contained in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, general business conditions, competition among managed care companies, rising health care costs, trends in medical care ratios, health care reform and other regulatory issues. Additional risk factors are listed from time to time in WellPoint's various reports filed with the SEC, including, but not limited to, its annual report on Form 10-K for the year ended December 31, 2002.

    This news release may be deemed to be solicitation material with respect to the proposed transaction between Cobalt Corporation and WellPoint. In connection with the proposed transaction, WellPoint has filed with the SEC a registration statement on Form S-4 that contains a preliminary proxy statement-prospectus regarding the proposed transaction. The information contained in the preliminary proxy statement-prospectus is not complete and may be changed. When it becomes available, the final proxy statement-prospectus will be sent to the stockholders of Cobalt seeking their approval of the proposed transaction. Stockholders of Cobalt are encouraged to read the final proxy statement-prospectus because it will contain important information about the proposed transaction. The final proxy statement-prospectus and all other documents filed or to be filed by Cobalt or WellPoint with the SEC are or will be available for free both on the SEC's web site (www.sec.gov) and from Cobalt's and WellPoint's respective corporate secretaries. Cobalt and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of Cobalt's directors and executive officers will be included in the final proxy statement-prospectus.



WELLPOINT

======================================================================

Medical Membership (a)(b)(c)(d)

                           June 30,      Percent  Increase/  March 31,
                   ---------------------- Change  (Decrease)  2003 (e)
                       2003      2002 (e)
                   --------------------------------------------------
California
      Large Group    4,788,890  4,490,864    6.6%  298,026  4,810,834
      Individual
      and Small
       Group         1,626,412  1,607,429    1.2%   18,983  1,653,001
      Senior           248,127    237,505    4.5%   10,622    246,605
                    ----------------------       ---------------------
         Total
          California 6,663,429  6,335,798    5.2%  327,631  6,710,440
                    ----------------------       ---------------------

Georgia
      Large Group    1,643,108  1,583,767    3.7%   59,341  1,646,197
      Individual and
       Small Group     466,909    391,211   19.3%   75,698    449,054
      Senior            69,154     70,396   -1.8%   (1,242)    69,191
                    ----------------------       ---------------------
         Total
          Georgia    2,179,171  2,045,374    6.5%  133,797  2,164,442
                    ----------------------       ---------------------

Central Region (f)
  Missouri
      Large Group    1,245,132  1,246,513   -0.1%   (1,381) 1,266,241
      Individual and
       Small Group     240,480    232,340    3.5%    8,140    235,779
      Senior            41,239     43,056   -4.2%   (1,817)    41,726
                  ----------------------       ---------------------
         Total
          Missouri   1,526,851  1,521,909    0.3%    4,942  1,543,746
                    ----------------------       ---------------------

  Illinois
      Large Group      570,946    749,399  -23.8% (178,453)   564,891
      Individual and
       Small Group     115,330    120,832   -4.6%   (5,502)   113,759
      Senior            12,401     12,589   -1.5%     (188)    12,497
                    ----------------------       ---------------------
         Total
          Illinois     698,677    882,820  -20.9% (184,143)   691,147
                    ----------------------       ---------------------

  Texas
      Large Group      293,745    381,785  -23.1%  (88,040)   323,503
      Individual and
       Small Group     194,829    196,291   -0.7%   (1,462)   187,456
      Senior             2,710        521  420.2%    2,189      1,260
                    ----------------------       ---------------------
         Total Texas   491,284    578,597  -15.1%  (87,313)   512,219
                    ----------------------       ---------------------

  Other States
      Large Group    1,690,591  1,563,875    8.1%  126,716  1,705,506
      Individual and
       Small Group     101,578     92,088   10.3%    9,490     98,814
      Senior            26,217     21,907   19.7%    4,310     24,917
                    ----------------------       ---------------------
         Total Other
          States     1,818,386  1,677,870    8.4%  140,516  1,829,237
                    ----------------------       ---------------------

Total Medical
 Membership         13,377,798 13,042,368    2.6%  335,430 13,451,231
                    ======================       =====================

ASO Membership (g)
      California     1,581,804  1,444,984    9.5%  136,820  1,578,546
      Georgia          860,892    875,697   -1.7%  (14,805)   865,441
      Central Region 2,639,642  2,801,878   -5.8% (162,236) 2,711,588
                    ----------------------       ---------------------
Total ASO Membership 5,082,338  5,122,559   -0.8%  (40,221) 5,155,575
                    ----------------------       ---------------------

Risk Membership
      California     5,081,625  4,890,814    3.9%  190,811  5,131,894
      Georgia        1,318,279  1,169,677   12.7%  148,602  1,299,001
      Central Region 1,895,556  1,859,318    1.9%   36,238  1,864,761
                    ----------------------       ---------------------
Total Risk
 Membership          8,295,460  7,919,809    4.7%  375,651  8,295,656
                    ----------------------       ---------------------

Total Medical
 Membership         13,377,798 13,042,368    2.6%  335,430 13,451,231
                    ======================       =====================

State-Sponsored Programs (h)

                          June 30,         Percent Increase/ March 31,
                    ----------------------  Change (Decrease)  2003
                        2003       2002
                    --------------------------------------------------
      Medi-Cal/Medicaid
            Calif-
             ornia     836,788    783,139    6.9%   53,649    835,273
            Virginia    44,187     38,083   16.0%    6,104     41,893
            Puerto
             Rico      269,918    209,827   28.6%   60,091    274,723
            Other       98,008     62,893   55.8%   35,115     80,776
                    ----------------------       ---------------------
      Total          1,248,901  1,093,942   14.2%  154,959  1,232,665

      Healthy
       Families        271,316    229,721   18.1%   41,595    264,102

      MRMIP / AIM /
       IHRP             18,396     17,938    2.6%      458     18,190

      California
       Kids             20,122     19,287    4.3%      835     19,114
                    ----------------------       ---------------------
      Total          1,558,735  1,360,888   14.5%  197,847  1,534,071
                    ======================       =====================


(a) Membership numbers are approximate and include some estimates based upon the number of contracts at the relevant date and an actuarial estimate of the number of members represented by the contract.
(b) Classification between states for employer groups is determined by the zip code of the subscriber.
(c) Medical membership includes management services and network services members, which are primarily included in the Large Group for each respective state.
(d) Senior membership includes members covered under both Medicare risk and Medicare supplement products.
(e) Membership numbers as of June 30, 2002 and March 31, 2003 have been reclassified to reflect the zip code of the subscriber of HealthLink's commercial insurer accounts. These members were previously included in the commercial insurers' state of domicile. As of June 30, 2002, Missouri and Illinois members would have been higher by 100,400 and 2,556, respectively, while California and Other States would have been lower by 1,325 and 101,631, respectively. As of March 31, 2003, Missouri members would have been higher by 69,159, while California, Illinois and Other States would have been lower by 1,876, 9,475 and 57,808, respectively.
(f) Central Region - Large Group membership includes network access services members, primarily from HealthLink, of 1,385,622, 1,405,499 and 1,427,476 as of June 30, 2003, June 30, 2002 and
    March 31, 2003, respectively.
(g) ASO membership represents members for which the Company provides administrative services only and does not assume full insurance risk.
(h) Medi-Cal membership is included in California - Large Group. Medicaid membership for Virginia, Puerto Rico and Other are included in Other States - Large Group. Healthy Families, MRMIP (Major Risk Medical Insurance Program) /AIM (Access for Infants and Mothers) / IHRP(Interim High Risk Program) and California Kids membership is included in California - Large Group.

----------------------------------------------------------------------


Specialty Membership

                         June  30,      Percent  Increase/  March 31,
                 ----------------------  Change  (Decrease)    2003
                     2003         2002
                 ----------- ---------- ------------------------------

Pharmacy Benefits
 Management      35,980,533   32,912,985    9.3% 3,067,548 35,998,130
Dental            2,880,224    2,704,078    6.5%   176,146  2,655,528
Life              2,810,903    2,366,670   18.8%   444,233  2,732,911
Disability          499,970      517,811   -3.4%   (17,841)   511,002
Behavioral Health 7,262,131    6,813,440    6.6%   448,691  7,307,468


WELLPOINT

                                        Consolidated Income Statements
                                                           (Unaudited)



======================================================================

(In thousands, except earnings per share)

                     Quarter Ended June 30,  Six Months Ended June 30,
                      ------------------------------------------------
                           2003        2002        2003      2002(A)
                      ------------------------------------------------
Revenues:
  Premium revenue      $4,654,854  $4,025,094  $9,203,159  $7,723,753
  Management services
   and other revenue      221,466     207,831     447,637     392,268
  Investment income        64,037      66,148     130,352     126,062
                      ------------------------------------------------

                        4,940,357   4,299,073   9,781,148   8,242,083

Operating Expenses:
  Health care services
   and other benefits   3,769,667   3,282,003   7,487,167   6,264,607
  Selling expense         201,237     167,465     393,234     323,190
  General and
   administrative expense 578,000     538,586   1,167,669   1,080,675
                      ------------------------------------------------
                        4,548,904   3,988,054   9,048,070   7,668,472
                      ------------------------------------------------

Operating Income          391,453     311,019     733,078     573,611
  Interest expense(B)      12,689      19,069      25,463      35,554
  Other expense, net        4,646      13,978      11,650      24,901
                      ------------------------------------------------

Income before Provision for
 Income Taxes and
 Extraordinary Item       374,118     277,972     695,965     513,156
  Provision for income
   taxes                  149,649     111,267     278,443     205,351
                      ------------------------------------------------
Income before
 Extraordinary Item       224,469     166,705     417,522     307,805
Extraordinary Item:
  Gain from negative
   goodwill on
   acquisition                  -       4,042           -       4,042
                      ------------------------------------------------
Net Income               $224,469    $170,747    $417,522    $311,847
                      ================================================

Earnings Per Share
  Income before
   Extraordinary Item       $1.54       $1.15       $2.87       $2.17
  Extraordinary gain
   from negative goodwill
   on acquisition               -        0.03           -        0.03
                      ------------------------------------------------
  Net Income                $1.54       $1.18       $2.87       $2.20
                      ================================================

Earnings Per Share Assuming
 Full Dilution
  Income before Extraordinary
   Item                     $1.49       $1.09       $2.79       $2.07
  Extraordinary gain from
   negative goodwill on
   acquisition                  -        0.03           -        0.03
                      ------------------------------------------------
  Net Income                $1.49       $1.12       $2.79       $2.10
                      ================================================

Weighted Average Number
 of Shares Outstanding    145,711     144,852     145,662     141,986
                      ================================================

Weighted Average Number
 of Shares Outstanding
 Including Common Stock
 Equivalents              150,217     152,566     149,697     149,230
                      ================================================



(A) Results of operations for the six months ended June 30, 2002 included five months of RightCHOICE operating results.

(B) In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002" ("SFAS No. 145"). With the rescission of FASB Statement No. 4, gains and losses from the extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. In applying the provisions of APB Opinion No. 30, WellPoint had determined that the extinguishment of debt under its Zero Coupon Convertible Subordinated Debentures did not meet the requirements of unusual or infrequent and therefore would not be included as an extraordinary item with the rescission of FASB Statement No. 4. For the six months ended June 30, 2002, WellPoint reclassified an extraordinary loss of $2.1 million, which includes a tax benefit of $0.8 million, to interest expense.


WELLPOINT

======================================================================

Condensed Consolidated Balance Sheets


(In thousands)                                June 30,    December 31,
                                                 2003       2002 (a)
                                             -------------------------
                                              (Unaudited)
ASSETS
Current Assets:
  Cash and Investments                         $7,773,690  $6,638,503
  Receivables, net                              1,367,685   1,223,232
  Other current assets                            523,992     518,956
                                             -------------------------
            Total Current Assets                9,665,367   8,380,691
Property and equipment, net                       357,072     346,351
Goodwill and intangible assets, net             2,442,624   2,429,232
Long-term investments, at market value            148,222     134,274
Other non-current assets                          174,352     180,083
                                             -------------------------
            Total Assets                      $12,787,637 $11,470,631
                                             =========================


LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Medical claims payable                       $2,518,384  $2,422,331
  Reserves for future policy benefits              67,463      68,907
  Unearned premiums                               518,689     495,508
  Accounts payable and accrued expenses         1,130,390   1,144,662
  Experience rated and other refunds              252,069     251,743
  Income taxes payable                            106,276     140,881
  Security trades pending payable                 399,214     428,851
  Other current liabilities                     1,481,263     798,966
                                             -------------------------
            Total Current Liabilities           6,473,748   5,751,849
  Reserves for future policy benefits,
   non-current                                    221,417     214,328
  Long-term debt                                1,163,539   1,011,578
  Other non-current Liabilities                   520,662     516,179
                                             -------------------------
            Total Liabilities                   8,379,366   7,493,934

       Total Stockholders' Equity               4,408,271   3,976,697
                                             -------------------------
            Total Liabilities and
             Stockholders' Equity             $12,787,637 $11,470,631
                                             =========================


Days in Medical Claims Payable (b)

                                 2003                  2002
                               -------------------------------------
                           June 30  March 31  December 31 September 30

                               -------------------------------------
                              60.8    60.7         63.2        62.8



(a) Certain amounts for the year ended December 31, 2002 have been reclassified to conform to the current period presentation.

(b) Days in medical claims payable is a calculation of medical claims payable at the end of the period divided by average health care services and other benefits expense per calendar day for such period.


WELLPOINT


                                    Medical Claims Payable Rollforward
                                                           (Unaudited)
======================================================================


                                       Six Months Ended June 30,
                              ----------------------------------------
(In thousands)                       2003        2002            2001
                              ----------------------------------------

Medical claims payable as of
 January 1                     $2,422,331  $1,934,620      $1,566,569

Medical claims reserves from
 businesses acquired during
 the period                           188     177,836         258,375

Health care claim expenses
 incurred during period:
   Related to current year      7,676,702   6,454,580       4,435,551
   Related to prior years        (339,250)   (339,295)       (233,969)
                              ----------------------------------------
Total Incurred                  7,337,452   6,115,285       4,201,582

Health care services payments
 during period:
   Related to current year      5,727,790   4,820,689       3,319,217
   Related to prior years       1,513,797   1,094,349         900,007
                              ----------------------------------------
Total Payments                  7,241,587   5,915,038       4,219,224

                              ----------------------------------------
Medical claims payable as of
 June 30                       $2,518,384  $2,312,703      $1,807,302
                              ========================================


The table above shows the components of changes in medical claims payable for the periods indicated. Medical claims payable include claims in process as well as provisions for the estimate of incurred but not reported claims and provisions for disputed claims obligations. Such estimates are developed using actuarial principles and assumptions that consider, among other things, contractual requirements, historical utilization trends and payment patterns, benefits changes, medical inflation, product mix, seasonality, membership and other relevant factors. In developing its best estimate of medical claims payable, the Company consistently applies the principles and assumptions listed above from year to year, while also giving due consideration to the potential variability of these factors. Because medical claims payable includes various actuarially developed estimates, the Company's actual claims expense may be more or less than the Company's previously developed estimates. As shown in the table above, for each of the six months ended June 30, 2003, 2002 and 2001, the Company's actual health care claim expenses related to prior years have been less than the estimates previously made by the Company.



    CONTACT: WellPoint Health Networks Inc.
             Investor Contact: John Cygul, 805-557-6789
             Media Contact: Ken Ferber, 805-557-6794